Nitro Petroleum Incorporated

7250 NW Expressway, #260

Oklahoma City, OK 73132

Office 405-728-3800 Fax 405-728-9600

January 22, 2009

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Ladies and Gentlemen:

On behalf of Nitro Petroleum, Incorporated (the “Company”), this letter is in response to the Staff’s comment letter dated January 16, 2009 (the “Comment Letter”) to the Company regarding the Company’s Form 10-Q for the quarterly period ended October 31, 2008. Our responses to the Comment Letter are set forth below:

Form 10-Q for the Quarterly Period Ended October 31, 2008

Exhibit 31.1

1.   As previously requested, please confirm that the inclusion of your Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. In addition, please refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications and amend your exhibits as appropriate. In this regard and without limitation, i) there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and ii) you should not make reference to the type of report (i.e., quarterly or annual), other than in the first paragraph.

The inclusion of the Company’s Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraph of Exhibit 31.1 was not intended to limit the capacity in which such individual provided the certification. On January 22, 2009, the Company filed an amended Quarterly Report on Form 10-Q/A for the period ended October 31, 2008 with the Commission. Exhibit 31.1 to the amended Quarterly Report has been revised to address your comments and now mirrors the text set forth in Item 601(b)(31) of Regulation S-K.

2.         It appears you inadvertently omitted the amended portion of the introductory language in paragraph 4 of the certification required by Exchange Act Rules 13a-14(a) and 15d-14(a) that refers to the certifying officers’ responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). Please note this additional language became effective for your first annual report required to contain management’s internal control report and in all periodic reports filed thereafter. Please refer to Release No. 33-8760 and modify your certifications, as necessary, to include this required language.

As stated above, the Company filed an amended Quarterly Report for the period ended October 31, 2008 with the Commission on January 22, 2009. Exhibit 31.1 to the amended Quarterly Report now includes the language regarding internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-Q;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-Q; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our responses have addressed your concerns and comments. Please contact Sharon Farris, the Company’s Secretary at (405) 728-3800 with any further questions or comments.

Sincerely,

/s/ Larry Wise
Larry Wise
President